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           Spectrum Signal Processing Announces Third Quarter Results

Burnaby, B.C., Canada - October 26, 2000 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), a leader in the development of sophisticated signal processing systems, today announced its third quarter results for the period ending September 30, 2000.

Sales for the quarter totaled US$ 7,353,000, up marginally from US$ 7,311,000 in the previous quarter and up 40% from sales of US$ 5,238,000 for the same period a year earlier. Earnings before interest, taxes, depreciation and amortization (EBITDA), or cash earnings, totaled US$ 197,000 or $0.02 per share for the third quarter of 2000, compared to US$ 59,000 or $0.01 per share for the second quarter and a loss of US$ 445,000 or $(0.04) per share for the same period in 1999.

Spectrum reported a net loss of US$ 466,000 or $(0.05) per share for the third quarter of 2000, compared to a net loss of US$ 560,000 or $(0.05) per share for the second quarter and net loss of US$ 548,000 or $(0.05) per share for the third quarter of 1999.

"Spectrum continues to make substantial investments in expanding its research and development initiatives and adding new technical staff in its Wireless Systems and Network Solutions business units. For the first nine months of this year, we increased our R&D commitment as a percentage of revenue to over 25%, up substantially from 14% for the same period last year," said Pascal Spothelfer, Spectrum's President and CEO. "Spectrum remains on track in this important transition year as we align our resources to pursue opportunities in the communications infrastructure market. The investments we are making in 2000 will position us to pursue this high-growth market much more aggressively in 2001 and beyond," he added.

For the nine months ended September 30, 2000 Spectrum reported sales of US$ 18,825,000, up slightly from sales of US$ 18,677,000 for the same period in 1999. EBITDA for the first nine months of 2000 amounted to a loss of US$ 1,115,000 or $ (0.11) as compared to positive US$ 1,057,000 or $0.11 for the same period in 1999. Spectrum recorded a net loss of US$ 2,781,000 or $(0.27) during the first nine months of this year, as compared to a net loss of US$ 371,000 or $(0.04) in 1999.

"Spectrum made a decision at the beginning of this year to focus primarily on key strategic milestones, rather than short-term financial results, in order to ensure that we put the right elements in place to get Spectrum back on a sustainable, long-term growth path. And while we expect a modest increase in year-over-year revenue growth, more important to us is the fact that Spectrum is well positioned financially and poised to expand into markets that will offer extremely attractive growth opportunities for many years to come," Spothelfer added.

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About Spectrum Signal Processing
Spectrum Signal Processing is a leader in signal processing computer systems, designing sophisticated hardware and software solutions for customers in the wireless and wireline communications infrastructure and sensor systems markets. Spectrum's website is http://www.spectrumsignal.com and the head office is located at One Spectrum Court, #200 - 2700 Production Way, Burnaby, B.C., Canada. Ph (604) 421-5422; fax (604) 421-1764.

This news release contains forward-looking statements including those related to Spectrum's strategic plan to expand into the communications infrastructure market, as well as the Company's financial outlook for the end of the year. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed in the company's prospectus and from time to time in other filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release and the company may or may not update these forward-looking statements in the future.


Spectrum Contacts:
Karen Elliott
Investor Relations
Phone: 604-421-5422 ext. 264
Email:  karen_elliott@spectrumsignal.com


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                        Spectrum Signal Processing, Inc.
      Consolidated Statements of Operations and Retained Earnings (Deficit)
            (Expressed in thousands of United States dollars, except
              per share amounts) Prepared in accordance with United
                 States generally accepted accounting principles


                                          3 months ended September 30,                 9 months ended September 30,
                                            1999                  2000                    1999                  2000
-----------------------------------------------------------------------------------------------------------------------------
                                        (Unaudited)           (Unaudited)             (Unaudited)           (Unaudited)

Sales                                    $  5,238              $  7,353                $  18,677            $  18,825
Cost of sales                               2,268                 2,939                    7,951                7,513
----------------------------------------------------------------------------------------------------------------------
                                            2,970                 4,414                   10,726               11,312

Expenses
   Administrative                           1,150                 1,248                    2,951                3,641
   Sales and marketing                      1,610                 1,427                    4,692                4,341
   Research and development                   850                 1,743                    2,595                5,052
   Amortization                               345                   357                    1,082                1,070
----------------------------------------------------------------------------------------------------------------------
                                            3,955                 4,775                   11,320               14,104
----------------------------------------------------------------------------------------------------------------------

Loss from operations                        (985)                 (361)                    (594)              (2,792)

Other
   Interest expense and bank charges         (31)                  (42)                    (121)                 (56)
   Other income                                14                     4                       92                   17
----------------------------------------------------------------------------------------------------------------------
                                             (17)                  (38)                     (29)                 (39)

Loss before income taxes                  (1,002)                 (399)                    (623)              (2,831)

Income tax expense (recovery)               (454)                    67                    (252)                 (50)
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Net loss                                    (548)                 (466)                    (371)              (2,781)
----------------------------------------------------------------------------------------------------------------------

Deficit, beginning of period              (1,494)               (4,828)                  (1,671)              (2,513)

----------------------------------------------------------------------------------------------------------------------
Deficit, end of period                 $  (2,042)            $  (5,294)               $  (2,042)           $  (5,294)
======================================================================================================================

Loss per share
   Basic                                $  (0.05)             $  (0.05)               $   (0.04)            $  (0.27)
   Diluted                              $  (0.05)             $  (0.05)               $   (0.04)            $  (0.27)

EBITDA                                      (445)                   197                    1,057              (1,115)

EBITDA per share
   Basic                                $  (0.04)              $   0.02                 $   0.11            $  (0.11)
   Diluted                              $  (0.04)              $   0.02                 $   0.11            $  (0.11)

Weighted average shares (in
thousands)
   Basic                                   10,077                10,306                   10,049               10,263
   Diluted                                 10,077                10,306                   10,049               10,263
   Diluted (EBITDA)                        10,077                10,498                   10,128               10,263



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                        Spectrum Signal Processing, Inc.
                           Consolidated Balance Sheets
                (Expressed in thousands of United States dollars,
            except share amounts) Prepared in accordance with United
                 States generally accepted accounting principles


                                                                  December 31,              September 30,
ASSETS                                                                1999                      2000
--------------------------------------------------------------------------------------------------------------------
                                                                   (Audited)                (Unaudited)
Current assets
     Cash and cash equivalents                                    $   1,422                  $  1,779
     Cash held in escrow                                                  -                     4,977
     Accounts receivable                                              6,461                     6,442
     Inventories                                                      2,402                     3,156
     Deferred income taxes                                                -                        60
     Prepaid expenses                                                    69                       155
------------------------------------------------------------------------------------------------------
                                                                     10,354                    16,569

Property and equipment                                                2,545                     2,864
Other assets                                                          3,669                     2,375
------------------------------------------------------------------------------------------------------

                                                                  $  16,568                 $  21,808
======================================================================================================


LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------

Current liabilities
      Bank indebtedness                                             $     -                  $  2,847
      Accounts payable                                                3,319                     3,404
      Accrued liabilities                                             1,618                     1,996
      Current portion of long-term debt                                  73                         -
------------------------------------------------------------------------------------------------------
                                                                      5,010                     8,247

Deferred income taxes                                                    89                         -

Stockholders' equity
Share capital
     Authorized: 50,000,000 common shares, no par
     value
     Issued:  10,546,294 (1999 - 10,395,204)
     Outstanding: 10,312,994 (1999 - 10,161,904)                     16,374                    16,905
Warrants                                                                140                         -
Special Warrants                                                          -                     4,639
Additional paid-in capital                                               76                       216
Treasury stock, at cost,  233,300 shares (1999 -
233,300)                                                            (1,232)                   (1,232)
Deficit                                                             (2,513)                   (5,294)
Accumulated other comprehensive income
     Cumulative translation adjustments                             (1,376)                   (1,673)
------------------------------------------------------------------------------------------------------
                                                                     11,469                    13,561
------------------------------------------------------------------------------------------------------

                                                                  $  16,568                 $  21,808
======================================================================================================


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